UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gevo, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

374396109

(CUSIP Number)

Vinod Khosla Khosla Ventures 2128 Sand Hill Road Menlo Park, California 94025 (650) 376-8500 with a copy to: Tammy Tompkins Khosla Ventures 2128 Sand Hill Road Menlo Park, California 94025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

13D

CUSIP No. 374396109

(1)	Names of reporting persons Khosla Ventures I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 5,176,937
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 5,176,937
(11)	Aggregate amount beneficially owned by each reporting person. 5,176,937 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 7.9% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

13D

CUSIP No. 374396109

(1)	Names of reporting persons Khosla Ventures III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 4,288,246
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 4,288,246
(11)	Aggregate amount beneficially owned by each reporting person. 4,288,246 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 6.4% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

13D

CUSIP No. 374396109

(1)	Names of reporting persons Khosla Ventures Associates I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 5,176,937
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 5,176,937
(11)	Aggregate amount beneficially owned by each reporting person. 5,176,937 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 7.9% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

13D

CUSIP No. 374396109

(1)	Names of reporting persons Khosla Ventures Associates III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 4,288,246
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 4,288,246
(11)	Aggregate amount beneficially owned by each reporting person. 4,288,246 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 6.4% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

13D

CUSIP No. 374396109

(1)	Names of reporting persons VK Services, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 9,465,183
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 9,465,183
(11)	Aggregate amount beneficially owned by each reporting person. 9,465,183 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 14.2% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

13D

CUSIP No. 374396109

(1)	Names of reporting persons KFT Trust, Vinod Khosla as Trustee
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,222,222
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,222,222
(11)	Aggregate amount beneficially owned by each reporting person 2,222,222 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.3% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

13D

CUSIP No. 374396109

(1)	Names of reporting persons Vinod Khosla
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 11,687,405
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 11,687,405
(11)	Aggregate amount beneficially owned by each reporting person. 11,687,405 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 17.2% (see Attachment A)
(14)	Type of reporting person (see instructions). IN

13D

CUSIP No. 374396109

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.01 per share (the “common stock”), of Gevo, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 345 Inverness Drive South, Building C, Suite 310, Englewood, CO 80112. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)	Khosla Ventures I, L.P. (“KV I”), with respect to the shares of common stock directly and beneficially owned by it;

(ii)	Khosla Ventures III, L.P. (“KV III”), with respect to the shares of common stock directly and beneficially owned by it;

(iii)	Khosla Ventures Associates I, LLC (“KVA I”), with respect to the shares of common stock directly and beneficially owned by it;

(iv)	Khosla Ventures Associates III, LLC (“KVA III”), with respect to the shares of common stock directly and beneficially owned by it;

(v)	VK Services, LLC (“VK Services”), with respect to the shares of common stock directly and beneficially owned by it;

(vi)	KFT Trust, Vinod Khosla as Trustee (“KFT”), a trust for the benefit of Vinod Khosla, and for which Vinod Khosla is a trustee, with respect to the shares of common stock directly and beneficially owned by it; and

(vii)	Vinod Khosla (“Khosla”), with respect to the shares of common stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Vinod Khosla, with respect to the shares of common stock directly and beneficially owned by him.

Vinod Khosla is referred to as a “General Partner.”

(b)	The business address of each of the Reporting Persons and the General Partner:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(c) The present principal business of each of the Reporting Persons and the General Partner is the venture capital investment business.

(d) No Reporting Person or General Partner, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person or General Partner, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

KV I	Delaware, United States of America
KV III	Delaware, United States of America
KVA I	Delaware, United States of America
KVA III	Delaware, United States of America
VK Services	Delaware, United States of America
KFT	California, United States of America
Khosla	United States of America

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CUSIP No. 374396109

Additional information concerning the Reporting Persons is listed on Attachment A hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

On December 11, 2013, the Issuer launched a public offering whereby it sold 18,525,000 common stock units. Each common stock unit consists of one share of common stock and a warrant to purchase one share of common stock, at a public offering price of $1.35 per common stock unit. Each unit is immediately separable and each unit was issued separately as one share of common stock and one warrant. In connection with the offering, KV III and KFT each purchased 1,111,111 common stock units, for an aggregate purchase price from each of $1.5 million, resulting in an increase to the beneficial ownership of each of KV III and KFT by 2,222,222 shares. All such units were acquired with working capital. Please see Item 6 for additional information regarding the terms of the warrants.

Item 4. Purpose of Transaction.

There are no amendments to Item 4 of this Schedule 13D.

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CUSIP No. 374396109

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of common stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 65,691,947 shares of common stock outstanding, which is the total number of shares of common stock outstanding as of December 11, 2013, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on December 12, 2013. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A.        Khosla Ventures I, L.P.

(a) As of the closing of business on the date of this Schedule 13D, Khosla Ventures I, L.P. beneficially owned 5,176,937 shares of common stock, representing a beneficial ownership of approximately 7.9% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	5,176,937

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	5,176,937

Please see Attachment A for additional information.

B.        Khosla Ventures III, L.P.

(a) As of the closing of business on the date of this Schedule 13D, Khosla Ventures III, L.P. beneficially owned 4,288,246 shares of common stock, representing a beneficial ownership of approximately 6.4% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	4,288,246

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	4,288,246

Please see Attachment A for additional information.

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CUSIP No. 374396109

C.        Khosla Ventures Associates I, LLC

(a) As of the closing of business on the date of this Schedule 13D, Khosla Ventures Associates I, LLC beneficially owned 5,176,937 shares of common stock, representing a beneficial ownership of approximately 7.9% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	5,176,937

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	5,176,937

Please see Attachment A for additional information.

D.        Khosla Ventures Associates III, LLC

(a) As of the closing of business on the date of this Schedule 13D, Khosla Ventures Associates III, LLC beneficially owned 4,288,246 shares of common stock, representing a beneficial ownership of approximately 6.4% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	4,288,246

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	4,288,246

Please see Attachment A for additional information.

E.        VK Services, LLC

(a) As of the closing of business on the date of this Schedule 13D, VK Services, LLC beneficially owned 9,465,183 shares of common stock, representing a beneficial ownership of approximately 14.2% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	9,465,183

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	9,465,183

Please see Attachment A for additional information.

F.        KFT Trust, Vinod Khosla as Trustee

(a) As of the closing of business on the date of this Schedule 13D, KFT beneficially owned 2,222,222 shares of common stock, representing a beneficial ownership of approximately 3.3% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	2,222,222

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	2,222,222

Please see Attachment A for additional information.

G.        Vinod Khosla

(a) As of the closing of business on the date of this Schedule 13D, Vinod Khosla beneficially owned 11,687,405 shares of common stock, representing a beneficial ownership of approximately 17.2% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	11,687,405

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	11,687,405

Please see Attachment A for additional information.

13D

CUSIP No. 374396109

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended as follows:

Warrants to Purchase Common Stock

In connection with the offering of Common Stock Units on December 11, 2013, KV III and KFT each received 1,111,111 warrants to purchase shares common stock of the Issuer. Each warrant entitles the holder thereof to purchase one share of common stock of the Issuer at an exercise price equal to $1.85 per share. The warrants will be exercisable during the period commencing from December 11, 2013 and ending on December 16, 2018, the expiration date of the warrants.

If, and only if, a registration statement relating to the issuance of the shares underlying the warrants is not then effective or available, a holder of warrants may exercise the warrants on a cashless basis, where the holder receives the net value of the warrant in shares of common stock. However, if an effective registration statement is available for the issuance of the shares underlying the warrants, a holder may only exercise the warrants through a cash exercise. Holders of warrants will only be able to exercise their warrants if the shares of common stock underlying the warrant are qualified for sale or are at the time exempt from qualification under the applicable securities or blue sky laws of the states in which such holders (or other persons to whom it is proposed that shares be issued on exercise of the warrants) reside. Shares issued pursuant to a cashless exercise would be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”) by persons other than the Issuer’s affiliates (within the meaning of Rule 144 under the Securities Act).

The exercise price and the number and type of securities purchasable upon exercise of warrants are subject to adjustment upon certain corporate events of the Issuer, including certain combinations, consolidations, liquidations, mergers, recapitalizations, reclassifications, reorganizations, stock dividends and stock splits, a sale of all or substantially all of the Issuer’s assets and certain other events.

In the event of an extraordinary transaction, as described in the warrants and generally including any merger of the Issuer with or into another entity, sale of all or substantially all of the Issuer’s assets, tender offer or exchange offer, or reclassification of the Issuer’s common stock, the Issuer or any successor entity will pay at each warrant holder’s option, exercisable at any time concurrently with or within 30 days after the consummation of the extraordinary transaction, an amount of cash equal to the value of the warrant as determined in accordance with the Black Scholes option pricing model and the terms of the warrants.

The warrants contain weighted average anti-dilution protection upon the issuance of any of the Issuer’s common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions.

No fractional shares will be issued upon exercise of the warrants. The warrants do not confer upon holders any voting or other rights as stockholders of the Company.

Ownership Limitation

Notwithstanding any other provision in the warrant agreement, any exercise notice with respect to the warrants delivered by a holder will be deemed automatically not to have been so delivered by such holder to the extent, but only to the extent, that delivery of shares of the Issuer’s common stock or any other security otherwise deliverable upon such exercise would result in such holder having a “beneficial ownership,” as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder (“Beneficial Ownership”), of the Issuer’s common stock or any other class of any equity security (other than an exempted security) that is registered pursuant to Section 12 of the Exchange Act (a “Class”) in excess of 19.999% of the number of outstanding shares of the Issuer’s common stock or such Class (the “19.999% Ownership Limitation”).

Notwithstanding the foregoing, during any period of time in which a holder’s Beneficial Ownership of the Issuer’s common stock or any other Class is less than 10%, any exercise notice with respect to the warrants delivered by a holder will be deemed automatically not to have been so delivered by such holder to the extent, but only to the extent, that delivery of shares of the Issuer’s common stock or any other security otherwise deliverable upon such conversion or exercise would result in such holder having a Beneficial Ownership of the Issuer’s common stock or any other Class in excess of 9.999% of the number of outstanding shares of the Issuer’s common stock or such Class (the “9.999% Ownership Limitation”).

Notwithstanding the foregoing, during any period of time in which a holder’s Beneficial Ownership of the Issuer’s common stock or any other Class is less than 5%, any exercise notice with respect to the warrants delivered by a holder will be deemed automatically not to have been so delivered by such holder to the extent, but only to the extent, that delivery of shares of the Issuer’s common stock or any other security otherwise deliverable upon such exercise would result in such holder having a Beneficial Ownership of the Issuer’s common stock or any other Class in excess of 4.999% of the number of outstanding shares of the Issuer’s common stock or such Class (the “4.999% Ownership Limitation”).

For purposes of calculating Beneficial Ownership for each of the immediately three preceding paragraphs, the aggregate number of shares of the Issuer’s common stock beneficially owned by a holder will include the number of shares of the Issuer’s common stock issuable upon exercise of the warrants with respect to which the determination of such sentence is being made, but shall exclude the number of shares of the Issuer’s common stock which are issuable upon (i) exercise of the remaining, unexercised warrants beneficially owned by such holder, and (ii) exercise or conversion of the unexercised or unconverted portion of any of the Issuer’s other securities beneficially owned by such holder (including, without limitation, any convertible notes, convertible stock or warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained herein.

By written notice to the Issuer, any holder may from time to time increase or decrease either or both of the 9.999% Ownership Limitation or the 4.999% Ownership Limitation to any other percentage not in excess of the 19.999% Ownership Limitation; provided that any such increase will not be effective until the 65th day after such notice is delivered to the Issuer.

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CUSIP No. 374396109

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement.
99.2	Fifth Amended and Restated Investors’ Rights Agreement, dated March 26, 2011, among the Issuer, the California Institute of Technology and certain of the Issuer’s investors listed therein (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (File No. 333-168792), filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010).
99.3	Common Stock Unit Warrant Agreement, dated December 16, 2013, by and between the Issuer and the American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on December 16, 2013).

13D

CUSIP No. 374396109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vinod Khosla	Date: December 16, 2013
Vinod Khosla

KFT TRUST, VINOD KHOSLA, TRUSTEE

By:	/s/ Vinod Khosla	Date: December 16, 2013
Vinod Khosla
Trustee

VK SERVICES, LLC

By:	/s/ Vinod Khosla	Date: December 16, 2013
Vinod Khosla, Manager

KHOSLA VENTURES ASSOCIATES I, LLC

By:	/s/ Vinod Khosla	Date: December 16, 2013
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla	Date: December 16, 2013
Vinod Khosla, Managing Member

KHOSLA VENTURES I, L.P.

By:	Khosla Ventures Associates I, LLC, a Delaware limited liability company and general partner of Khosla Ventures I, LP

By:	/s/ Vinod Khosla	Date: December 16, 2013
Vinod Khosla, Managing Member

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla	Date: December 16, 2013
Vinod Khosla, Managing Member

13D

CUSIP No. 374396109

ATTACHMENT A

Mr. Khosla is the managing member of VK Services, which is the manager of KVA I and KVA III. KVA I and KVA III are the general partners of KV I and KV III, respectively. Each of KVA I, KVA III, VK Services and Khosla may be deemed to possess voting and investment control over the shares held by KV I and KV III, and each of KVA I, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were originally purchased by KV I and then distributed to KVA I, which in turn distributed such securities to members and affiliates of members of KVA I (the “Distributed Securities”). KVA I continues to possess voting and investment control over the Distributed Securities. Each of KVA I, VK Services and Khosla may be deemed to possess voting and investment control over the Distributed Securities, and each of KVA I, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were purchased by KV III and KFT in connection with a public offering by the Issuer. Mr. Khosla, as a trustee and beneficiary of KFT, may be deemed to have indirect beneficial ownership of such securities. The Reporting Persons other than Mr. Khosla have no voting or investment control over the securities beneficially owned by KFT.

Certain securities were issued by the Issuer to Samir Kaul, who is a director of the Issuer and a member of KVA I and KVA III as compensation for his role as a director of the Issuer. Such securities will vest monthly in equal installments until the three year anniversary of Mr. Kaul’s appointment as a director of the Issuer. Mr. Kaul holds such securities for the benefit of KV III and KVA III, and, accordingly, KV III, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such securities.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.